Exhibit 99.1

CHINA YUCHAI INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING

To all Shareholders of China Yuchai International Limited (the “Company”)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Company will be held on Friday, July 17, 2020 at 8:00 a.m., Eastern Daylight Time. In light of the coronavirus, or COVID-19, outbreak and to support the health and safety of our officers, directors and shareholders, the Meeting will be held in a virtual meeting format only, via a live webcast, with no physical in-person meeting.

Members entered in the Register of Members of the Company at the close of business on June 1, 2020 (New York time) (the “Members”) are entitled to receive notice of the Meeting and to electronically attend, vote and submit questions at the Meeting. The Meeting will be accessible by visiting www.virtualshareholdermeeting.com/CYD2020 and using the unique 16-Digit Control Number included on the proxy form or on the instructions that accompany the proxy materials.

The Meeting will be held for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2019.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$569,013 for the financial year 2019 (Directors’ fees paid for the financial year 2018 was US$490,000).

3.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr Kwek Leng Peck

(ii)	Mr Gan Khai Choon

(iii)	Mr Hoh Weng Ming

(iv)	Mr Neo Poh Kiat

(v)	Mr Yan Ping

(vi)	Mr Han Yiyong

(vii)	Mr Ho Raymond Chi-Keung

(viii)	Mr Tan Eng Kwee

(ix)	Mr Xie Tao

4.

To authorize the Board of Directors (the “Board”) to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5.	To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

6.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Hoh Weng Ming

President

Date: June 16, 2020

Notes:

1.	Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

2.

Members are encouraged to vote and submit their proxy in advance by internet, telephone or by mail per the instructions on the proxy form, no less than 48 hours before the time appointed for the Meeting, that is no later than 8:00 p.m. Singapore time or 8:00 a.m. New York time on Wednesday, July 15, 2020. Beneficial owners of shares held in street name will need to follow the instructions provided by the broker, bank or other nominee that holds their shares.

3.

To be admitted to attend, vote and submit questions in the Meeting, Members and proxyholders must enter the Control Number found on the proxy form or on the instructions that accompany the proxy materials.

4.

As the Members will not be able to attend the Meeting in person and will be participating virtually in the Meeting, each resolution considered at the Meeting will be conducted by a poll. The Board considers voting by poll to be in the interests of the Members as a whole and ensures that the views of as many Members as possible are represented at the Meeting.

5.	All questions submitted in the Meeting should be relevant to the business of the Meeting.